UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)*

Under the Securities Exchange Act of 1934

AtheroNova Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

047438 106

(CUSIP Number)

Europa International, Inc.

c/o Knoll Capital Management, L.P.

1114 Avenue of the Americas, 45th Floor

New York, NY 10036

212-808-7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 047438 106	Page 2 of 7

1	NAME OF REPORTING PERSON
Europa International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		6,844,305
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		6,844,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,844,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions)
CO

(1) Based on a total of 38,659,782 shares of the issuer’s common stock outstanding as of May 6, 2013.

CUSIP No. 047438 106	Page 3 of 7

1	NAME OF REPORTING PERSON
Knoll Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	7	SOLE VOTING POWER
NUMBER OF		0
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		6,844,305
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		6,844,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,844,305
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions)
PN

 (1) Based on a total of 38,659,782 shares of the issuer’s common stock outstanding as of May 6, 2013.

CUSIP No. 047438 106	Page 4 of 7

1	NAME OF REPORTING PERSON
Fred Knoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions)		(a) ☐
			(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions)
N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
	7	SOLE VOTING POWER
NUMBER OF		12,500
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		6,844,305
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING		12,500
PERSON WITH	10	SHARED DISPOSITIVE POWER
		6,844,305
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,856,805
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.8% (1)
14	TYPE OF REPORTING PERSON (see Instructions)
IN

(1) Based on a total of 38,659,782 shares of the issuer’s common stock outstanding as of May 6, 2013.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on April 17, 2013 (“Schedule 13D”).

Item 2. Identity and Background.

Item 2 of Schedule 13D is supplemented and amended by the information below.

The address for the Reporting Persons is c/o Knoll Capital Management, L.P., 5 East 44th Street, Suite 12, New York, NY 10017.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

Effective as of June 17, 2013, Europa waived the beneficial ownership cap included in certain outstanding convertible notes and warrants owned by Europa. As a result of such waiver, the Reporting Persons’ beneficial ownership now includes 696,266 shares of Common Stock issuable to Europa upon exercise of outstanding warrants as of June 17, 2013, and 3,947,195 shares of Common Stock issuable to Europa upon conversion of outstanding convertible notes as of June 17, 2013.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

All of the shares of Common Stock beneficially owned by the Reporting Persons, and to which this Schedule 13D/A relates, are held as an investment.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of June 17, 2013, Europa beneficially owned 6,844,305 shares of Common Stock, consisting of 2,200,844 shares of Common Stock held directly by Europa, 696,266 shares of Common Stock issuable to Europa pursuant to warrants exercisable within 60 days of June 17, 2013, and 3,947,195 shares of Common Stock issuable to Europa pursuant to convertible notes convertible within 60 days of June 17, 2013. Assuming a total of 38,659,782 shares of Common Stock outstanding as of May 6, 2013, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013, Europa’s beneficial ownership constitutes approximately 15.8% of the shares of Common Stock issued and outstanding.

As of June 17, 2013, KCM beneficially owned 6,844,305 shares of Common Stock, consisting of 2,200,844 shares of Common Stock held directly by Europa, 696,266 shares of Common Stock issuable to Europa pursuant to warrants exercisable within 60 days of June 17, 2013, and 3,947,195 shares of Common Stock issuable to Europa pursuant to convertible notes convertible within 60 days of June 17, 2013, based on its power, shared with Europa, to vote and dispose of, or to direct the vote or disposition of, all such securities. Assuming a total of 38,659,782 shares of Common Stock outstanding as of May 6, 2013, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013, KCM’s beneficial ownership constitutes 15.8% of the shares of Common Stock issued and outstanding. KCM disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

As of June 17, 2013, Knoll beneficially owned 6,856,805 shares of Common Stock, consisting of 2,200,844 shares of Common Stock held directly by Europa, 696,266 shares of Common Stock issuable to Europa pursuant to warrants exercisable within 60 days of June 17, 2013, and 3,947,195 shares of Common Stock issuable to Europa pursuant to convertible notes convertible within 60 days of June 17, 2013, based on his power, shared with Europa, to vote and dispose of, or to direct the vote or disposition of, all such securities, and 12,500 shares of Common Stock issuable to Knoll pursuant to options exercisable within 60 days of June 17, 2013. Assuming a total of 38,659,782 shares of Common Stock outstanding as of May 6, 2013, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2013, Knoll’s beneficial ownership constitutes 15.8% of the shares of Common Stock issued and outstanding. Knoll disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

Transactions by the Reporting Persons in shares of Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Europa International, Inc.
	By:	Knoll Capital Management L.P.
Investment Manager

Dated: June 19, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Knoll Capital Management L.P.

Dated: June 19, 2013	/s/ Fred Knoll
	By:	Fred Knoll
	Its:	President

Dated: June 19, 2013	/s/ Fred Knoll
Fred Knoll